               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
        Company Act of 1935 or Section 30(f) of the Investment
        Company Act of 1940

        1.  Name and Adress of Reporting Person:

            Harrosh, Joseph L.
            40900 Grimmer Blvd.
            Fremont, CA  94538

        2.  Issuer Name and Ticker or Trading Symbol:

            HANDLEMAN COMPANY     HDL

        3.  IRS or Social Security Number of Reporting Person:

            ###-##-####

        4.  Statement for Month/Year:

            JUNE 1, 1997 THROUGH JUNE 9, 1997

        5.  If Amendment, Date of Original (Month/Year):



        6.  Relationship of Reporting Person to Issuer

                [ ]  Director           [x]  10% Owner
                [ ]  Officer            [ ]  Other



         Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

 1.  Title of      |  2.Trans- | 3.Trans- | 4.Acquired (A)       | 5 | 6 | 7|
     Security      |    action |   action |   Disposed (D)       |   |   |  |
                   |    Date   |   Code   |                      |   |   |  |
                   |           |----------|----------------------|   |   |  |
                   |           | Code | V | Amount | (A) | Price |   |   |  |
                   |           |      |   |        | (D) |       |   |   |  |
------------------------------------------------------------------------------

COMMON STOCK          06/02/97    S        13,100     D   $7.0000      D  N/A
COMMON STOCK          06/03/97    S           500     D   $6.8750      D  N/A
COMMON STOCK          06/04/97    S        18,200     D   $6.6250      D  N/A
COMMON STOCK          06/05/97    S        10,700     D   $6.6250      D  N/A
COMMON STOCK          06/06/97    S        14,000     D   $6.6250      D  N/A
COMMON STOCK          06/09/97    S       630,500     D   $6.8770      D  N/A

($0.01 PAR VALUE)
                                TOTAL     687,000

 3,165,500 shares beneficially owned after reported transactions, drops the beneficial owner below 10% to 9.4504% of the shares outstanding and in accordance with section 16b dictates this filing as the final filing of Form 4.

                            s/Joseph L. Harrosh